UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2018

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

SAP SE

FORM 6-K

On November 11, 2018, SAP SE (SAP) and Qualtrics International Inc., a Delaware corporation (the Company), issued a joint press release (the Press Release) announcing the entry into a definitive Agreement and Plan of Merger dated as of November 11, 2018, by and among the Company, SAP America, Inc. (SAP America), a wholly owned subsidiary of SAP, and Bucknell Merger Subsidiary, Inc. (Merger Sub), a wholly owned subsidiary of SAP America (the Merger Agreement), pursuant to which, subject to the satisfaction of the conditions specified in the Merger Agreement, including regulatory approvals, Merger Sub will merge with and into the Company, and SAP, directly or through one or more direct or indirect subsidiaries, will acquire all of the outstanding equity of the Company, and each share of stock and other vested equity will be cancelled and converted into the right to receive cash in an aggregate amount of US$8,000,000,000 (the Purchase Price). SAP has secured financing in the amount of €$7,000,000,000 to cover the Purchase Price and acquisition-related costs. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the SEC), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

The information furnished herewith in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, whether made before or after the date of this report, regardless of any general incorporation by reference language in such filing.

EXHIBITS

Exhibit No.	Exhibit

99.1	SAP SE-Qualtrics International Inc. Joint Press Release November 11, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

	By:	/s/ Luka Mucic
Name: Luka Mucic
Title: Chief Financial Officer

	By:	/s/ Jochen Scholten
Name: Jochen Scholten
Title: Prokurist (Authorized Signatory)

Date: November 13, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	SAP SE-Qualtrics International Inc. Joint Press Release November 11, 2018